August 2, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:	Mr. Brian McAllister
Mr. Craig Arakawa

RE:	CVR Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 21, 2024
File No. 001-35120
Ladies and Gentlemen:
On behalf of CVR Partners, LP (the “Partnership”) and as a follow-up to the discussion on August 1, 2024 with Mr. Brian McAllister of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Partnership, dated July 26, 2024, and with respect to the above-referenced filing of the Partnership, I hereby confirm that the Partnership will respond to the Staff’s comments set forth in such letter on or before August 23, 2024.

Sincerely,

/s/ Jeffrey D. Conaway

Jeffrey D. Conaway
Vice President, Chief Accounting Officer and Corporate Controller

cc:	Mr. David L. Lamp
Mr. Mark A. Pytosh
Mr. Dane J. Neumann
Ms. Melissa M. Buhrig

CVR Partners ● 2277 Plaza Drive, Ste 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrpartners.com